UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549


                                   FORM 11-K
                  [X]  ANNUAL REPORT PURSUANT TO SECTION 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999 OR

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                        FOR THE TRANSITION PERIOD FROM TO

                         Commission File Number 0-20882

                    STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

                             (Full title of the plan)

                         Standard Management Corporation
                             9100 Keystone Crossing
                           Indianapolis, Indiana 46240

           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

       Registrant's Telephone Number, including Area Code: (317) 574-6200

            Standard Management Corporation Savings Plan
                          Table of Contents

                                                               PAGE
INDEPENDENT AUDITOR'S REPORT                                     1

FINANCIAL STATEMENTS
  Statement of net assets available for benefits                 2
  Statement of changes in net assets available for benefits      3
  Notes to financial statements                                  4

SUPPLEMENTAL SCHEDULES
  Schedule H, line 4i-Schedule of assets held
   for investment purposes at end of year                        8
  Schedule G, part III-Financial transaction schedules           9

                INDEPENDENT AUDITOR'S REPORT


Plan Administrator
Standard Management Corporation Savings Plan
Indianapolis, Indiana


We have audited the accompanying statement of net assets available for benefits of Standard Management Corporation Savings Plan as of December 31, 1999, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Standard Management Corporation Savings Plan at December 31, 1999, and the changes in its net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedule G, "Financial Transaction Schedules," (IRS Form 5500) and the supplemental schedule of assets held for investment purposes at end of year, together referred to as "supplemental information," are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



OLIVE, LLP
Indianapolis, Indiana
June 15, 2000

           Standard Management Corporation Savings Plan
          Statement of Net Assets Available for Benefits

DECEMBER 31                                                 1999

ASSETS
  Investments                                $2,885,368
  Employee contributions receivable              45,631
      Total assets                                                $2,930,999

LIABILITY-net employer forfeitures available                          21,836

NET ASSETS AVAILABLE FOR BENEFITS                                 $2,909,163

See notes to financial statements.

             Standard Management Corporation Savings Plan
       Statement of Changes in Net Assets Available for Benefits

YEAR ENDED DECEMBER 31                                        1999

ADDITIONS
  Investment income
   Net depreciation in fair value of investments   $(266,120)
   Interest and dividends                            170,703
      Net investment loss                            (95,417)
  Employee contributions                             353,884
  Transfers from another plan                        571,138
  Employer contributions                             165,240
      Total additions                                             $   994,845

DEDUCTIONS
  Benefits paid to participants                      461,926
  Administrative expenses                              1,632
      Total deductions                                                463,558

NET INCREASE                                                          531,287

NET ASSETS AVAILABLE FOR BENEFITS,
 BEGINNING OF YEAR                                                  2,377,876

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                     $2,909,163

See notes to financial statements.

 STANDARD MANAGEMENT CORPORATION
          SAVINGS PLAN
     Notes to Financial Statements


NOTE 1 - DESCRIPTION OF PLAN

The  following  description   of  Standard
Management  Corporation (Company)  Savings
Plan   (Plan)   provides    only   general
information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL
The  Plan  is a defined contribution  plan
pursuant to Section 401(k) of the Internal
Revenue  Code.    It  is  subject  to  the
provisions  of  the  Employee   Retirement
Income  Security  Act  of 1974, as amended
(ERISA).  Established June  1,  1987,  and
restated  effective December 31, 1998, the
Plan covers  all  employees of the Company
and  its subsidiaries.   Participation  is
voluntary.   Employees  age  twenty-one or
older are eligible to become a participant
on  the  first day of the month  following
the   initial    six-month    period    of
employment. A member of management of the Company serves as Plan trustee.

CONTRIBUTIONS
Employee  contributions  to  the  Plan are
made  through  salary reduction agreements
in  increments  of   1.0  percent  of  the
participants  annual  earnings,   not   to
exceed  the  lesser of 15.0 percent of the
participant's   annual   earnings  or  the
maximum  amount specified by  federal  tax
law ($10,000 for pre-tax contributions for
1999).  The Company provides a 401(k) safe
harbor matching contribution equal to 100%
of  each  participant's  contribution  not
exceeding   4%    of   the   participant's
compensation for the  year.   Participants
designate  the  portfolios to which  their
contributions  are   made   and  have  the
opportunity    to   change   the   options
previously elected.  Participants may also
contribute      amounts       representing
distributions from other qualified defined benefit or defined contribution plans.

On October 31, 1998, the Company  acquired
Midwestern Life Insurance Company of Ohio.
In  March  1999, funds from the Midwestern
Life  Insurance   Company   of   Ohio  Tax
Deferred  Savings  Plan  (Midwestern  Life
Plan)  of $571,138 were  transferred  into
the Plan.

PARTICIPANT INVESTMENT ACCOUNT OPTIONS
Investment   account   options   available
include  various  funds.  Each participant
has   the   option   of   directing    his
contributions into any of the separate investment accounts and may change the allocation daily.

PARTICIPANT ACCOUNTS
Each  participant's  account  is  credited
with  the  participant's contribution  and
allocation of  the  Company's contribution
and Plan earnings.  Allocations  are based
on   participant   earnings   or   account
balances,  as  defined.   The  benefit  to
which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING
Participants  are  immediately  vested  in
their voluntary contributions  plus actual
earnings thereon.  As of January  1, 1999,
the   Company  elected  to  make  matching
contributions  to  the  Plan in accordance
with  the safe harbor provisions  outlined
in Section  401(k)(12)(B)  of the Internal
Revenue  Code.   Under  these safe  harbor
provisions,     all    Company    matching
contributions made  after  this  date  are
immediately   vested.    Company  matching
contributions  prior  to January  1,  1999
will  continue  to vest under  the  former
service  schedule,   which  is  a  gradual
vesting  schedule  based  upon  length  of
service.  Participants become fully vested
in these Company contributions  after  six
years    of   service.    The   non-vested
interests  of  withdrawn  participants are
used     to    reduce    future    Company
contributions.

STANDARD MANAGEMENT CORPORATION
SAVINGS PLAN
Notes to Financial Statements


PAYMENT OF BENEFITS
Upon termination  of service, participants
receive   a   qualified   joint   survivor
annuity.    However,    participants   may
decline this form of payment  and elect to
receive  a  lump-sum amount equal  to  the
value of their  accounts.   A  participant
may make withdrawals after age 59   1/2  ,
and under certain circumstances provided by the Plan, hardship withdrawals.

LOANS
The  plan  agreement  includes  provisions
authorizing  loans from the Plan to active
eligible  participants.  Participants  may
obtain loans  up  to  50  percent  of  the
vested  portion of their account balances,
a  minimum  of  $1,000  to  a  maximum  of
$50,000.   Loan  terms  shall not exceed 5
years except in the case  of  the purchase
of  a  primary  residence.  The loans  are
secured    by   the   balance    in    the
participant's account and bear interest at
a rate commensurate  with local prevailing
rates.   Repayment of both  principal  and
interest is made to the participant's account through payroll withholdings or a lump sum.

PLAN TERMINATION
The  Plan  is  administered  by  the  Plan
Administrator, who  is  appointed  by  the
Company's  Board  of  Directors,  and  who
establishes   the   rules  and  procedures
necessary   for  the  Plan's   operations.
Although it has  not  expressed any intent
to   do   so,   the   Company   has    the
discretionary right to terminate the Plan,
subject  to  the  provisions of ERISA.  In
the  event the Plan  is  terminated,  each
participant's     account     shall     be
nonforfeitable  with  respect  to both the
participant's        and        employer's
contributions, and the net assets shall be set aside for payment to the participants.
Distribution shall be made by the trustee in a lump sum or in substantially equal installments during a period not exceeding one year following such termination.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

METHOD OF ACCOUNTING
The accompanying financial statements have been prepared on the accrual method of accounting.

INVESTMENTS
Plan  investments  are  stated  at  quoted
market prices or prices established by the
custodian,      Prudential      Investment
Management      Services     (Prudential).
Purchases and sales of securities are recorded on a trade-date basis.

PAYMENT OF BENEFITS
Benefits are recorded when paid.

ADMINISTRATIVE EXPENSES
Administrative expenses may be paid by the Company or the Plan, at the Company's discretion.

STANDARD MANAGEMENT CORPORATION
SAVINGS PLAN
Notes to Financial Statements


NOTE 3 - INVESTMENTS

The  Plan's investments,  except  for  the
Company  Stock  Fund  which is held by the
trustee  of  the Plan, are  maintained  by
Prudential.    The    Plan's   investments
(including investments  bought,  sold, and
held    during   the   year)   appreciated
(depreciated) in fair value as follows:


                                                     1999

                                           Net
                                       Appreciation
                                      (Depreciation)      Fair Value
                                       in Fair Value        at End
YEAR ENDED DECEMBER 31                  During Year         of Year
Investments at fair value as
 determined by quoted prices
 in an active market
 Mutual funds                            $165,221         $1,966,670
 Common stock                            (431,341)           864,875
 Participant loans                                            53,823
                                        $(266,120)        $2,885,368

The fair value of individual investments that represented 5% or more of the Plan's assets were as follows:

DECEMBER 31                                                        1999
Government Money Market                                          $230,337
Equity Fund A                                                     283,524
Equity Income Fund A                                              154,227
Franklin Age                                                      181,472
Putnam Voyager                                                    248,833
Standard Management Corporation Stock Fund                        864,875


NOTE 4 - FORFEITURES

Forfeitures amounted to  $28,233 for 1999.
Forfeitures will be used to reduce future employer contributions.

STANDARD MANAGEMENT CORPORATION
SAVINGS PLAN
Notes to Financial Statements


NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Party-in-interest   transactions   include
those with fiduciaries or employees of the
Plan, any person who  provides services to
the Plan, an employer whose  employees are
covered   by   the   Plan,   an   employee
organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.

Participants in the Plan may contribute to
the  Company  Stock  Fund,  which  invests
exclusively   in   common   stock  of  the
Company.

The      Company      provides     certain
administrative services at no cost to the Plan.


NOTE 6 - TAX STATUS

The  Plan  operates  under a  standardized
adoption agreement in  connection  with  a
prototype  401 (k) profit-sharing plan and
trust sponsored  by Prudential Mutual Fund
Management,  Inc.    This  prototype  plan
document   has   been   filed   with   the
appropriate agency and has obtained a determination letter from the Internal
Revenue Service stating that the prototype constitutes a qualified plan under section
401 of the Internal revenue Code and that the related trust was tax-exempt as of the financial statement date.


NOTE 7 - NONEXEMPT TRANSACTION

Defined contribution plans are required to
remit  employee contributions to the  Plan
as  soon   as   they   can  be  reasonably
segregated  from  the  employer's  general
assets,  but  no  later  than  the  15{th}
business  day of the month  following  the
month    in    which    the    participant
contributions   were   withheld   by   the
employer.  While  the Company remitted all
employee  contributions   to   the   Plan,
contributions of $22,109 were not remitted
within  the  required  time period for the
year   ended  December  31,   1999.    The
nonexempt transaction was a result of a transition in recordkeeper for the Plan during the fourth quarter of 1999.


NOTE 8 - SUBSEQUENT EVENTS

The  Plan  terminated  its  contract  with
Prudential     Investments      Management
Retirement   Services   and  entered  into
Investment and Administrative arrangements
with  Redwood  Investment  Advisors,  LTD.
effective  January  1,  2000.    All  Plan
assets were transferred to Charles  Schwab
& Co., Inc. on January 13, 2000.

          Supplemental Schedules

            Standard management corporation savings plan
 Schedule H, line 4i-Schedule of Assets Held for Investment Purposes at End of Year
                          December 31, 1999
   Employer Identification Number: 35-1773567    Plan Number: 001

(A)        (B)                    (c)               (d)          (e)
                              Description of
     Identity of Issue,         Investment
    Borrower, Lessor, or    Including Maturity                  Current
       Similar Party               Date,            Cost         Value
                             Rate of Interest,
                                Collateral,
                           Par or Maturity Value
Mutual Funds
 Prudential Investments
   Government Money Market      230,337 shares     $230,337   $   230,337
   Government Money Market
    Private                      50,575 shares                     50,575
   Special Government Money
    Market                       11,467 shares                     11,467
   Equity Fund B                  3,739 shares                     72,007
   Equity Fund A                 14,698 shares                    283,524
   Equity Income Fund B           1,641 shares                     28,033
   Equity Income Fund A           8,998 shares                    154,227
   Global Genesis Fund B          2,187 shares                     35,774
   Global Genesis Fund A          4,778 shares                     86,861
   Government Income Fund B       1,778 shares                     14,989
   Government Income Fund A       3,569 shares                     30,051
   Nicholas Applegate Fund B      3,676 shares                     83,186
   Nicholas Applegate Fund A      5,066 shares                    130,700
   Diversified Bond Fund B        4,666 shares                     57,630
   Diversified Bond Fund A        6,436 shares                     79,487
   Allocation Balance Fund A      1,487 shares                     18,434
   Allocation Balance Fund B      1,347 shares                     16,651
 Alliance Growth A                1,846 shares                    104,053
 Templeton Foreign A              4,312 shares                     48,381
 Franklin Age High Income A      72,300 shares                    181,472
 Putnam Voyager A                 8,037 shares                    248,833
                                                                1,966,670
Common Stocks
 *Standard Management
   Corporation Stock            182,079 shares                    864,875

Loans
  Participants loans             7.75% - 8.75%                     53,823
                                                                  918,698

                                                               $2,885,368

*Party-in-interest






                                                         EXHIBIT 23




CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


We consent to the incorporation in a Registration Statement on Form S-8 (File Number 333-41117) of our report dated June 15, 2000, on the audit of the financial statements of the Standard Management Corporation Savings Plan for the year ended December 31, 1999.

Olive LLP


Olive LLP
Indianapolis, Indiana
June 26, 2000

SCHEDULE G (FORM 5500)
FINANCIAL TRANSACTION SCHEDULES
1999

A.Name of Plan:
   Standard Management Corporation Savings Plan

B.Three-digit number:
   001

C.Name of Plan as shown on line 2a of Form 5500:
   Standard Management Corporation

D.Employer Identification Number:
   35-1773567



PART III  - NONEXEMPT TRANSACTIONS

If nonexempt prohibited transaction occurred with respect to a disqualified person, file for, 5330 with the IRS to pay the excise tax on the trasaction.

a)  Identity of party involved:
     Standard Management Corporation
b)  Relationship to plan, employer, or other party-in-interest:
     Employer
c) Description to transactions including maturity date, rate of interest, collateral, par or maturity value:
     Employee withholdings for the month of November 1999 were not remitted to the Plan within the required timeframe established by the DOL.
d)  Purchase Price:
     N/A
e)  Selling Price:
     N/A
f)  Lease Rental:
     N/A
g)  Expenses incurred in connection with transaction:
     N/A
h)  Cost of Asset:
     $22,109